UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A (Amendment No. 6)

Under the Securities Exchange Act of 1934

Atlantica Yield plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G0751N103

(CUSIP Number)

Jennifer Tindale

Algonquin Power & Utilities Corp.

354 Davis Road, Suite 100

Oakville, ON L6J 2X1

Michael J. Aiello

Sachin Kohli

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, New York 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Algonquin Power & Utilities Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 41,557,663[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 42,942,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 42,942,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 42.3%
14	TYPE OF REPORTING PERSON: CO, HC

[1]

As disclosed in Item 6 of Amendment No. 5 to the Schedule 13D filed on May 13, 2019, Enhanced Cooperation Agreement, during the Standstill Period shares acquired by Algonquin pursuant to the Enhanced Cooperation Agreement in excess of forty-one and a half percent (41.5%) will be voted in each general meeting of the Issuer in the same manner as voted by members or shareholders of the Issuer, as applicable, other than the Investors.

1	NAMES OF REPORTING PERSONS: Algonquin (AY Holdco) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 41,557,663[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 42,942,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 42,942,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 42.3%
14	TYPE OF REPORTING PERSON: CO, HC

[2]

As disclosed in Item 6 of Amendment No. 5 to the Schedule 13D filed on May 13, 2019, Enhanced Cooperation Agreement, during the Standstill Period shares acquired by Algonquin pursuant to the Enhanced Cooperation Agreement in excess of forty-one and a half percent (41.5%) will be voted in each general meeting of the Issuer in the same manner as voted by members or shareholders of the Issuer, as applicable, other than the Investors.

1	NAMES OF REPORTING PERSONS: AAGES (AY Holdings) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 41,557,663[3]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 42,942,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 42,942,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 42.3%
14	TYPE OF REPORTING PERSON: CO

[3]

As disclosed in Item 6 of Amendment No. 5 to the Schedule 13D filed on May 13, 2019, Enhanced Cooperation Agreement, during the Standstill Period shares acquired by Algonquin pursuant to the Enhanced Cooperation Agreement in excess of forty-one and a half percent (41.5%) will be voted in each general meeting of the Issuer in the same manner as voted by members or shareholders of the Issuer, as applicable, other than the Investors.

Item 1. Security and Issuer

This Amendment No. 6 (this “Amendment”) to the Schedule 13D filed on March 9, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 27, 2018, as amended by Amendment No. 2 filed on November 21, 2018, as amended by Amendment No. 3 filed on November 27, 2018, and as amended by Amendment No. 4 filed on February 15, 2019, as amended by Amendment No. 5 filed on May 13, 2019 filed with the Securities and Exchange Commission on behalf of Algonquin Power & Utilities, Corp. (“Algonquin”), Algonquin (AY Holdco) B.V. (“AY Holdco”), and AAGES (AY Holdings) B.V. (“AY Holdings”) (collectively, the “Reporting Persons”), relates to the ordinary shares, nominal value of $0.10 per share (“Ordinary Shares”), of Atlantica Yield plc (the “Issuer”), a public limited company incorporated under the laws of England and Wales, as described herein in more detail. The Issuer’s principal executive offices are located at Great West House, GW1, 17th Floor, Great West Road, Brentford, United Kingdom TW8 9DF. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.

Item 3. Source of Funds

Algonquin, through one of its affiliates, has drawn from the Liberty Power Credit Facility to fund the purchase of the Subscription Shares (as defined herein) and the Atlantica Canada Shares (as defined herein).

Item 4. Purpose of Transaction

Item 4 is hereby amended to include the following:

On May 24, 2019, Algonquin, the Issuer, Atlantica Yield Energy Solutions Canada Inc. (“Atlantica Canada”) and AYES International UK Ltd. entered into an Agreement (the “AYES Shareholder Agreement”) relating to an investment by the Issuer in Atlantica Canada, an entity holding an indirect interest in the Amherst Island wind project, a 75MW wind facility in Canada that was previously wholly-owned by Algonquin. Under the AYES Shareholders Agreement, among other things, Algonquin has the option to exchange, from May 2020, subject to certain circumstances and economic conditions, the occurrence of which Algonquin considers remote, approximately 3.5 million shares of different classes of Atlantica Canada into Ordinary Shares of the Issuer on a one-for-one basis (the “Atlantica Canada Shares”). Such exchange right is subject to the provisions of the Standstill Provision.

On May 22, 2019, the Reporting Persons purchased 1,384,402 Ordinary Shares pursuant to the Subscription Agreement.

The disclosures in Item 6 are herein incorporated by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a), (b) is hereby amended and restated with the following:

(a), (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 6 as of the close of business on May 22, 2019, are incorporated herein by reference. After giving effect to the transactions described in Item 4 of this Amendment No. 6, as of the close of business on May 22, 2019, AY Holdings is the direct beneficial owner of 42,942,065 Ordinary Shares, representing approximately 42.3% of the issued and outstanding Ordinary Shares. Algonquin and AY Holdco, through their ownership of AY Holdings, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by AY Holdings.

(c) Except as disclosed in Item 4 of this Amendment No. 6, which is incorporated herein by reference, no Reporting Person has effected any transactions in the Ordinary Shares during the past 60 days, and to the Reporting Persons’ knowledge, none of the directors or executive officers of the Reporting Persons listed on Schedule A to Amendment No. 5 of the Schedule 13D filed on May 13, 2019 effected any transactions in the Ordinary Shares during within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

AYES Shareholder Agreement

On May 24, 2019, Algonquin, the Issuer, Atlantica Yield Energy Solutions Canada Inc. and AYES International UK Limited entered into the AYES Shareholder Agreement relating to an investment by the Issuer in Atlantica Canada, an entity holding an indirect interest in the Amherst Island wind project, a 75MW wind facility in Canada that was previously wholly-owned by Algonquin. Under the AYES Shareholders Agreement, among other things, Algonquin has the option to exchange, from May 2020, subject to certain circumstances and economic conditions, the occurrence of which Algonquin considers remote, the Atlantica Canada Shares into Ordinary Shares of the Issuer at any time on a one-for-one basis. Such exchange right is subject to the provisions of the Standstill Provision.

Item 7. Materials to Be Filed as Exhibits

Exhibit No.	Description

99.1	AYES Shareholder Agreement, dated May 24, 2019, by and among Algonquin Power & Utilities, Corp., Atlantica Yield plc and Atlantica Yield Energy Solutions Canada Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2019

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Ian Robertson
	Name:	Ian Robertson
	Title:	Chief Executive Officer

By:	/s/ Chris Jarratt
	Name:	Chris Jarratt
	Title:	Vice Chair

ALGONQUIN (AY HOLDCO) B.V.

By:	/s/ Ryan Robert Farquhar
	Name:	Ryan Robert Farquhar
	Title:	Managing Director A

By:	/s/ Laurens Klein
	Name:	Laurens Klein
	Title:	Managing Director B

AAGES (AY HOLDINGS) B.V.

By:	/s/ Ryan Robert Farquhar
	Name:	Ryan Robert Farquhar
	Title:	Managing Director A

By:	/s/ Laurens Klein
	Name:	Laurens Klein
	Title:	Managing Director B